SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                                  Gainsco, Inc.
                                 (Name of Issuer)

                           Common Stock, par value $.10
                          (Title of Class of Securities)

                                    363127101
                                  (Cusip Number)

John A. (Pete) Bricker, Jr.
                           1601 Elm Street, Suite 4000
                               Dallas, Texas  75201
                                 (214)720-1688
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 18, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 24, 1998, as amended by Amendment No. 1 dated August 5, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $.10 per share (the "Stock"), of Gainsco, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by adding at the end thereof the following:

         Sandera is delivering a demand to the Issuer to inspect a list of the Issuer's shareholders. The purpose of the demand is to enable Sandera to communicate with the Issuer's other shareholders with a view to determining whether and how to assert its rights as a shareholder.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 -- Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.
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         After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

         DATED:     August 19, 1998


                        SANDERA PARTNERS, L.P.

                             By:  Sandera Capital Management, L.P., its
                                  general partner

                                  By:  Sandera Capital, L.L.C., its
                                       general partner


                                       By: /s/ John A. Bricker, Jr.
                                          John A. (Pete) Bricker, Jr.,
                                          President

                        SCM ADVISORS, L.L.C.


                             By: /s/ John A. Bricker, Jr.
                                 John A. (Pete) Bricker, Jr., President


                        NEWCASTLE PARTNERS, L.P.


                             By:  /s/ Mark E. Schwarz
                                  Mark E. Schwarz, general partner


                         /s/ John A. Bricker, Jr.
                        JOHN A. (PETE) BRICKER, JR.

                             EXHIBIT INDEX

EXHIBIT       DESCRIPTION

99.1          Agreement and Power of Attorney pursuant to Rule
              13d-1(k)(1)(iii), previously filed.